

September 11, 2012

<u>Via E-mail</u>

Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

  Re: **NCR Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 28, 2012
     File No. 1-00395

Dear Mr. Fishman:

  We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state in your Form 8-K filed August 14, 2012, that you have received anonymous allegations from a purported whistleblower relating to your business in Syria. Further, we are aware of an August 12, 2012, news report regarding allegations that you engaged in operations in Syria through NCR Syria, a direct U.S. subsidiary; and that NCR Syria conducted banking business with Commercial Bank of Syria and Real Estate Bank, both of which are included on the Specially Designated Nationals List maintained by the Treasury Department's Office of Foreign Assets Control. As you know, Syria is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Syria, whether through domestic or foreign subsidiaries, distributors, resellers, dealers, or other direct or indirect arrangements, since your letter to us August 6, 2009. Your response should describe any

products, equipment, components, technology, software, services, or fees that you have provided or intend to provide into Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the government of Syria or entities it controls.

2. You also state in the Form 8-K that you notified OFAC of potential apparent violations related to your business in Syria and that you are taking measures consistent with OFAC guidelines. Please tell us whether you have received any communications from OFAC on this issue and the current status of the matter. In addition, briefly describe to us the nature of the measures you are undertaking in accordance with OFAC guidelines.

3. You stated in your letter to us filed on July 15, 2009 that you anticipated ceasing sales to Sudan by the middle of 2010. As you know, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Sudan, whether through domestic or foreign subsidiaries, distributors, resellers, dealers or other direct or indirect arrangements, since your letter to us dated August 6, 2009. Your response should describe any products, equipment, components, technology, software, services, or fees that you have provided or intend to provide into Sudan, directly or indirectly, and any agreements, arrangements, or other contacts with the government of Sudan or entities it controls.

4. Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan. In this regard, we are aware of August 2012 media reports that ascribe a fall in your stock price at least in part to news of your alleged violations of U.S. sanctions regulations concerning Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance